Mail Stop 6010

November 8, 2006

Wendy F. DiCicco
Chief Financial Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

> Re: Kensey Nash Corporation
> Form 10-K for the Fiscal Year Ended June 20, 2006
> Filed September 13, 2006
> File No. 000-27999

Dear Ms. DiCicco:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant